FOR IMMEDIATE RELEASE

BMO Financial Group Announces Intent to Acquire Gerard Klauer Mattison, Continues Strategic U.S. Expansion

Expands Equity Research, Sales and Trading Capabilities

TORONTO, April 4, 2003 – BMO Financial Group (TSX, NYSE: BMO) today continued its strategic approach to expansion in the United States with the announcement that it has signed a definitive agreement to purchase New York-based Gerard Klauer Mattison (GKM).

The acquisition establishes a solid equity research, sales and trading platform in the United States. It also strengthens the organization’s Canadian franchise by providing significantly expanded research on U.S. companies to BMO’s Canadian institutional clients, and accelerates BMO’s growth in key markets across the U.S.

“This acquisition is a sound strategic fit that will benefit our Canadian clients and advance our U.S. growth strategy,” said William Downe, Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns. “GKM is also a significant addition to the equity division of BMO Nesbitt Burns, further enhancing the firm’s outstanding sales, trading and research capabilities.”

GKM is a privately owned mid-market investment bank with 195 employees in offices in New York, Chicago, Boston, San Francisco and Los Angeles. It brings a strong team of experienced equity research, equity sales and trading and investment banking professionals. The acquisition is highly complementary to BMO Nesbitt Burns, BMO’s full-service North American investment bank and Harris Nesbitt, its Chicago-based mid-market investment and corporate banking group.

The acquisition will allow BMO Nesbitt Burns to significantly enhance its existing U.S. equity research coverage to Canadian institutional clients. GKM is also expected to deliver an immediate benefit to BMO’s Media & Communications and Energy groups based in New York, Houston, Calgary and Toronto by expanding equity capital market and research capabilities to these sectors.

In the U.S. mid-market, GKM presents a significant opportunity to Harris Nesbitt, allowing it to offer a broader range of products and services to clients. GKM adds an additional 650 investing and issuing clients to Harris Nesbitt’s current roster of 1,500.

The acquisition is the eleventh by BMO Financial Group in the U.S. in less than four years. The purchase price of the transaction is approximately $US 30 million ($CDN 44 million) subject to certain adjustments, and will be satisfied by exchanging BMO stock for the outstanding shares of GKM. It is expected to close within 90 days, subject to regulatory approval.

GKM will be known as Harris Nesbitt Gerard and become the U.S. equity research, sales and trading platform of BMO Nesbitt Burns. BMO Nesbitt Burns offers corporate, institutional and government clients access to a broad range of products and services including equity and debt underwriting, corporate lending and project financing, merger and acquisition advisory services, merchant banking, cash management services, research, sales and trading. Through offices in more than 20 locations in North America and around the world, BMO Nesbitt Burns works proactively with clients, matching innovation and expertise with a diverse and integrated product base to provide the right financial solution.

About BMO Financial Group
 Established in 1817, as Bank of Montreal, BMO Financial Group (NYSE, TSX: BMO) is a highly diversified financial services organization. With average assets of CDN $259 billion as at January 31, 2003 and more than 34,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada and in the United States through its Canadian retail arm BMO Bank of Montreal, Chicago-based Harris Bank, a major U.S. mid-west financial services organization which also has wealth management offices across the United States, and BMO Nesbitt Burns, one of Canada’s leading full-service investment firms.

About Gerard Klauer Mattison
 GKM was founded in 1989 as an equity research, sales and trading boutique dedicated to the institutional marketplace. Since then, the firm has grown with distinctive strengths in a broad range of capabilities including public offerings and private placements, advisory services, including mergers and acquisitions, fairness opinions, valuations and restructurings, strategic partnerships and joint ventures. GKM has 195 employees at offices in New York, Boston, Chicago, San Francisco and Los Angeles.

Media Relations:
Kim Hanson, Toronto, (416) 867-3996
Ron Monet, Montreal, (514) 877-1101
Maeve Kiley, Chicago, (312) 293-8905

Investor Relations:
Susan Payne, Toronto, (416) 867-6656
Lynn Inglis, Toronto, (416) 867-5452
Amanda Mason, Toronto, (416) 867-3562

Internet: www.bmo.com